RECEIVED

2008 APR 17 P 12:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank

Rabobank Nederland

Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 [redacted]
U.S.A.

08001927

Our reference BB/jcd
Date April 4, 2008

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode March 2008 and the Pricing Supplements of March 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

dlw 4/21

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Rabobank Group: 2007 a good year in a tumultuous market

5-3-2008 | Press Release

Rabobank Group exceeded its financial targets for 2007: net profit growth was 14%, the Tier I ratio was 10.7 and return on equity was 10.1%. Rabobank Group achieved a Risk Adjusted Return On Capital of 13.0%.

- Net profit up 14% to 2.7 EUR billion
- Tier I ratio at 10.7
- Return on equity 10.1%
- Negative result on indirect subprime exposure EUR 284 million
- Private sector lending up 10% to 356 EUR billion
- Amounts due to customers up 6% to 250 EUR billion
- Retail and corporate savings up EUR 20 billion to EUR 156 billion
- Equity up EUR 2.0 billion to EUR 31.4 billion
- Income up 14% to EUR 11.5 billion
- Operating expenses up 12% to EUR 7.7 billion
- Efficiency ratio improved by 1.5 percentage points to 67,0%
- Risk Adjusted Return On Capital (RAROC) at 13.0%

"For Rabobank Group, 2007 was a good year, although a tumultuous one. Never in my 38-year career have I seen so many issues in a single year as in 2007. Obviously, the most prominent issue for our sector was the credit market crisis, which upset the entire financial world. Having said that, we succeeded in meeting our own financial targets in 2007 as well, with net profit increasing by 14% to EUR 2.7 billion, compared with EUR 2.3 billion in 2006. Virtually all Group entities contributed to this increase in profit, which reflects not only the benefit of the proper spread of our activities but also the strength of our modest risk profile. We do, after all, have a Triple A rating. In 2007, great progress was made with the realisation of a number of strategic goals. We succeeded in strengthening our positions in some Dutch markets that are of special importance to Rabobank Group, one being the mortgages market. In order to serve today's – and tomorrow's – customers even better, we made significant investments in new distribution channels. We also greatly expanded our international retail banking business. In addition, our subsidiaries were able to strengthen their activities and market positions in 2007, in line with our strategic principles. Sustainability is core to our operations. In this respect, Rabobank Group made great strides in 2007 and strengthened its image as the pre-eminent sustainable bank globally", says Bert Heemskerk, Chairman of the Executive Board.

Rabobank Group
Rabobank Group's net profit for 2007 was 14% higher, at EUR 2,662 million, than a year ago, with a strong contribution from domestic retail banking - local Rabobanks, Obvion and Bizner. The gain on the sale of Alex is not included in this result, but should have a positive effect on Rabobank Group's results for 2008.
The turmoil in the financial markets caused a decline in Rabobank International's net profit. Rabobank Group exceeded its financial targets for 2007: net profit growth was 14%, the Tier I ratio was 10.7 and return on equity was 10.1%. Rabobank Group achieved a Risk Adjusted Return On Capital of 13.0%.
Growth in the mortgages portfolio in the Netherlands was an important factor in the increase in lending, with private sector

lending increasing by 10% to EUR 356 billion. The 13% growth in savings to EUR 101 billion was partly due to the large inflow of new savings clients at the local Rabobanks.
Downward pressures on the interest margin and slightly lower income for Rabobank International were more than offset by business growth, with total income 14% higher, at EUR 11.5 billion. Organic growth and acquisitions caused a 12% increase in operating expenses, to EUR 7.7 billion. Gross profit was 20% higher, at EUR 3.8 billion, and the efficiency ratio showed a 1.5 percentage point improvement to 67.0%. The item Value adjustments increased to EUR 742 million, corresponding to 22 basis points of average lending and is in line with the five-year average of 23 basis points.

Domestic retail banking
The domestic retail banking business - the local Rabobanks, Obvion and Bizner - had an excellent year, in both financial and commercial terms. Net profit was 24% higher, at EUR 1,349 (1,091) million. Because income increased and expenses were lower, the efficiency ratio improved by 3.6 percentage points to 66.2%.
In 2007, Rabobank Group succeeded in strengthening its position in both the mortgages market and the savings market. In the mortgages market, where competition remains fierce, the local Rabobanks and Obvion are the undisputed market leaders, with a combined market share of 28% (26%). Rabobank Group's share in the Dutch savings market grew from 39% to 41%. Its share in the SME market was unchanged at 38%. In the start-up market, Rabobank Group succeeded in growing its market share by 5 percentage points to 38%. Lending to the food & agri sector also showed an increase. The local Rabobanks sold more Alles in één Polis and Bedrijven Compact Polis insurance policies.
Having and retaining satisfied customers is Rabobank's number one priority. Changing client needs call for a change, in the future, in the services provided by the local Rabobanks to corporate and private clients. The Rabobank 2010 project, which was started in 2007, is the response of the local Rabobanks to the changing conditions.

Wholesale banking and international retail banking
Rabobank International - Rabobank Group's wholesale banking and international retail banking business – saw its net profit decline by 43%. Net profit for 2007 was EUR 394 (687) million. Results for Rabobank International were affected by the credit market crisis. Since trade in a number of professional markets was virtually stagnant, results for Global Financial Markets fell. This decline was partly offset by the good performance of Participations and by lower taxation.
The international retail banking network was expanded by the acquisition of Mid-State Bank & Trust in the United States, Hagabank and Bank Hagakita in Indonesia, and HNS Banco in Chile. In addition, Rabobank International increased its Direct Banking activities by opening its fourth Internet bank abroad, in Australia.

Credit and liquidity crisis
The credit crisis left deep scars in the financial markets over the past months, and, like other financial institutions, Rabobank is feeling its negative effects. The crisis was caused by increased payment problems among less creditworthy mortgage borrowers in the United States as a result of higher interest rates and the decline in housing prices. Since many of these so-called subprime mortgages had been securitised, bundled and resold to other parties in past years, it was unclear where the risks lay, exactly. The result was a lack of confidence, making banks hesitant to lend to each other and thus causing an acute liquidity shortage in the money markets. The crisis soon spread to the entire credit market, even affecting products totally unrelated to US subprime mortgages. Many markets that, until recently, were liquid saw their liquidity disappear. This had significant consequences for the valuation of positions, because if there is little or no trading in certain financial assets, it is difficult to establish their fair market value. Price quotations seen in the market became more than just a reflection of a position's credit risk - the lack of liquidity, too, is reflected strongly in the prices.
Rabobank Group's balance sheet and profit and loss account are affected by the turmoil in the financial markets, in the

context of which a distinction has been made between effects from 'indirect subprime exposure' and 'other effects on profit and equity'.

Indirect subprime-exposure
Rabobank has no direct exposure to subprime mortgages. However, Rabobank International's investment portfolios contain a limited indirect exposure in the form of Residential Mortgage Backed Securities (RMBSs) and Collateralized Debt Obligations (CDOs). These items have been revalued, with EUR 284 million in value adjustments being charged to profit and loss and EUR 127 million to reserves. At 31 December 2007, this exposure amounted to EUR 318 million.

Other effects on profit and equity
Apart from the indirect subprime effects discussed above, the turmoil in the financial markets has had other effects in a broader sense, in the form of value adjustments to those financial assets and liabilities that are valued at fair value. These effects are reflected partly in profit and partly in reserves, and result from, inter alia, increased credit spreads. Partly as a result of this, the item 'Net income from financial assets and liabilities at fair value through profit and loss' was EUR 284 million lower in 2007, at EUR -38 (246) million. In the total investment portfolio a revaluation of EUR 697 million was charged to equity.

The credit crisis also caused many structures that had been financed with money market paper to be difficult to finance. Examples include Asset Backed Commercial Paper (ABCP conduits) – i.e. collateralised money market investment vehicles - and Structured Investment Vehicles (SIVs) – i.e. off-balance sheet investment vehicles. Over the past few months, the ABCP market has started to show a split, with high-quality programmes still able to finance themselves and the lesser quality programmes, including SIVs, gradually disappearing from the market. Despite the crisis and thanks to its high-quality programmes, Rabobank still succeeded in refinancing its maturing commercial paper. At year-end 2007, Rabobank Group had EUR 23 billion in ABCP outstanding, largely for the financing of its own originated loans and for customer loans and receivables. A relatively minor part concerns so-called securities arbitrage programmes. Since the benefits of these programmes will largely be lost as a result of the Basel II regulations, which have come into force as from 2008, Rabobank Group is considering a winding-down of these structures.
Rabobank sponsored an SIV called 'Tango', in which it had a 10% shareholding. Since the situation regarding SIVs shows no signs of improvement in the short term, this position has likewise been wound down. After the other investors had bought out more than EUR 5 billion in assets, the remaining Tango assets (EUR 4.8 billion) will be recognised on Rabobank's balance sheet in January 2008. This will have no effect on profit or loss.
After an excellent first half, results for the second half of 2007 lagged behind, particularly in the Global Financial Markets division.

Asset management and investment
In 2007, Rabobank Group's asset management activities - Robeco, Sarasin, Schretlen & Co and Alex - achieved a 62% increase in net profit, to EUR 362 (223) million. This favourable development was the result of the expansion of the Group's interests in Sarasin and in Transtrend, in combination with Sarasin's divestments and the strong investment performance of Transtrend's Diversified Trend Program. Besides the expansion of the Group's interest in Transtrend to 100%, Robeco acquired a 64% interest in the Sustainable Asset Management Group, another leading Swiss-based global player in sustainable investments besides Sarasin. Alex was sold to BinckBank and ceased to be part of Rabobank Group from 2008. In 2007, the inflow of assets at Sarasin and the positive investment results together made an important contribution to the 6% growth, to EUR 232 (219) billion, in assets managed and held in custody for clients.

Leasing
Net profit for De Lage Landen, Rabobank Group's lease subsidiary, grew by 14% to EUR 234 (206) million in 2007. The Car Leasing and Financial Institutions units both saw strong growth in 2007. In order to improve its service to clients with global operations, De Lage Landen worked hard at further standardisation of its business processes in the year under review. Athlon, which had been acquired in 2006, was integrated further into Translease. Among car lease clients, satisfaction with the services continued to grow. Since August 2007, De Lage Landen has also been providing consumer loans under the new Freo label.

Real estate
For Rabo Bouwfonds, Rabobank Group's real estate subsidiary, 2007 was an excellent year. In the first full year since the acquisition of parts of Bouwfonds in 2006, net profit grew by EUR 97 million to EUR 246 (149) million. In the year under review, Rabo Bouwfonds paid a great deal of attention to the integration of the various real estate units. Since the customer remains in the focus of attention during the integration, Rabo Bouwfonds succeeded in strengthening its position in the real estate market in 2007. In the Netherlands, the Bouwfonds Property Development and Rabo Vastgoed tandem maintained its position as the largest housing developer by far. FGH Bank strengthened its position in the Dutch market for real estate financing. Assets managed by Bouwfonds Asset Management reached the EUR 5 billion mark in 2007.

Outlook
Economic developments will present a mixed picture in 2008. The United States economy is showing considerable slowdown, as are Asia and Europe, although to a lesser extent. In Europe, inflationary pressures will keep short-term interest rates at a relatively high level. Thanks to its strong position in the domestic market, Rabobank should continue to benefit from the relatively favourable development of the Dutch economy in 2008. At the same time, as a result of the international slowdown and because the turmoil in the financial markets has not subsided yet, growth in the Netherlands is likewise levelling out slightly. Unless there is significant further deterioration in the financial markets, the Executive Board expects that Rabobank will meet its long-term profit target again in 2008.

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Sturdy legs and clear vision through the 2007 dust

5-3-2008 | Other news

As the dust settles on 2007, the financial markets have left many banks with shaky legs, blurred vision and an uncertain future. Rabobank is still standing and is using 'good' to describe a net profit increase of 14% with EUR 2.7 billion for the year.

'Good' may be a rather modest description. Given the market uncertainties, Rabobank could have been bold enough to say 'incredible' or even 'phenomenal' since it is on the plus side and even exceeded its targets.

"Rabobank Group made great strides in 2007 and strengthened its image as the pre-eminent sustainable bank globally," said Bert Heemskerk, Chairman of the Executive Board.

Credit Crunch
Inevitably, Rabobank International and Global Financial Markets took some punches in 2007, but the bank's reputation, spread of assets and 'safe bank' status is still intact. The global 'credit crunch' has not only tested, but proven the effectiveness Rabobank's Triple A status and low risk profile.

"Obviously, the most prominent issue for our sector was the credit market crisis which upset the entire financial world," said Heemskerk. "Nevertheless, we succeeded in meeting our own financial targets in 2007 with virtually all Group units contributing to the results."

International expansion
Rabobank intends to focus and further integrate newly acquired banks in California, Indonesia and Chile. With a fourth foreign Internet bank in Australia and an increased interest in the Polish BGZ Bank, Rabobank is making progress across the globe.

Organic growth in the Netherlands
A refreshed, cooler image and innovative products in the Netherlands translated into the local banks making welcomed, stronger contributions to the Group's results for 2007. "We succeeded in strengthening our positions in some Dutch markets that are of special importance to Rabobank Group, one being the mortgage market," said Heemskerk.

Outlook for 2008
"It is anticipated that the banking crisis will affect the world economic development in 2008," said Heemskerk. "It is expected that the Netherlands will also see some effects. But, for 2008, I am moderately optimistic about the world economy."

By nature and design Rabobank has always been a risk-averse institution. Rabobank Group has finished the year standing on both feet proving that this bank has a solid, protective force field and plenty of stamina.

"All things considered, I am very proud of our bank's performance in 2007, the year in which sustainability and profitability went hand in hand so naturally," concluded Heemskerk.

Annual Results 2007 press release in pdf

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Hans ten Cate will retire as of 1 July but will remain affiliated with Rabobank

10-3-2008 | Press Release

Hans ten Cate, member of the Executive Board of Rabobank Nederland and chairman of the Managing Board of Rabobank International, will retire on 1 July 2008. Mr Ten Cate had already reached retirement age when his contract of employment was extended by arrangement in 2006, but has now decided to bring his impressive career in banking to a conclusion. While Mr Ten Cate will be stepping down from the Executive Board, he will continue to represent Rabobank through a number of supervisory directorships. Mr Ten Cate's successor to the Executive Board and the related process of succession will be announced at a later time.

'I am sad that Hans will now genuinely be leaving the Executive Board,' says Bert Heemskerk. 'Hans and I work together extremely well. We have known each other for more than thirty years. We worked as a close-knit team in Dubai and Germany for ABN AMRO when we were both just "young whippersnappers". I see it as the crowning jewel of our careers that we have both ended up working for a fantastic bank such as Rabobank. Fortunately Hans and I will not lose contact, particularly in view of the fact that he will continue to be affiliated with Rabobank in a number of other directorships,' says Bert Heemskerk.

Ten Cate (1946) was appointed to the Executive Board of Rabobank Nederland in 2000. Prior to joining Rabobank he had worked for Amro Bank, which later became ABN AMRO Bank, without interruption from 1974. His last position at ABN AMRO Bank was that of Director-General of Credits & Special Financing (from 1996).

Hans ten Cate not only left his mark on the Rabobank Group's domestic lending business, but also played a key role in expanding its international business. With respect to the domestic business, he laid a firm foundation for effectively serving corporates by establishing alliances between Rabobank International and the local member Rabobanks. Ten Cate was also instrumental in achieving greater independence for the local member banks through the implementation of far-reaching revisions to the General Approval Arrangement for Businesses (AGRB). Ten Cate was furthermore responsible for six years for the credit operations division that constitutes the heart of the bank. He played a pivotal role in streamlining this division, of which Credit Risk Management is a core part.

Following his appointment to the position of Chairman of the Managing Board of Rabobank International in 2006, Ten Cate provided a strong impetus to optimising the organisation and further developing Rabobank International. During this period Rabobank achieved a much more prominent presence in Asia, Australia and New Zealand, and South America. Under his leadership Rabobank also gained a strong position in the United States, particularly in California. Whenever possible Rabobank has profiled itself internationally based on the concept of 'country banking' that is founded on the principles of co-operative banking.

Ten Cate has clearly performed a pivotal role both with regard to positioning Rabobank as a global food & agri bank and in relation to the successful development of the domestic real estate activities. He has also made a compelling contribution to the debate on corporate social responsibility and sustainable enterprise both inside and outside the bank.

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'CSR is not idealism. CSR is business.'

12-3-2008 | Other news

In his own words, Head of CSR Bart Jan Krouwel defines 'corporate social responsibility' and how Al Gore's film An Inconvenient Truth can help employees understand CSR and inspire a change in behavior to save Mother Earth.

Not all employees are aware of what we do at Rabobank concerning 'corporate social responsibility'. I still get e-mails asking me 'what does CSR stand for'?

To make colleagues more aware of CSR, we want to start with education and e-learning to get more into the heart of the organisation. It is not just about knowing what the letters mean, but what CSR means for Rabobank and what we are doing about it at Rabobank.

We need to inform, communicate and organise more viewings of Al Gore's film An Inconvenient Truth. Every time we show the film, the audience gets it immediately and wants to make a change.

I often see my career as before and after October 6, 2006 when Al Gore's film was introduced in The Netherlands. Before Gore's film, it was difficult to raise awareness. Now, the film has changed things greatly and made my job of pointing out the necessity of helping our planet much easier.

For years, I tried to push people and get them to see what was happening to our planet. People or colleagues considered me some kind of preacher. They didn't believe CSR was a true and serious business. CSR is no longer a secret with soft and weak activities. My own slogan is that 'CSR is not idealism. CSR is business.'

For me, it is much more important that we see we have a problem with Mother Earth and we do something to solve this. Doing something is not just about planting a few trees. I love trees. I am not against the idea of planting trees.

But, planting a tree is not avoiding the emissions and not solving the problem at the source. The consequences of too much pollution and not reducing emissions are more technical and complicated. It can't be solved by just planting trees.

We have to do something to save Mother Earth for everyone after us. That is our responsibility right now.

Bart Jan Krouwel
Head of Corporate Social Responsibility

Related information

Corporate Social Responsibility

What's the point of sustainability?

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Dutch economy enjoys Indian Summer in 2008

13-3-2008 | Press Release

The growth of the Dutch economy is not expected to level off to the European average until 2009. Despite the worldwide slowdown, economic growth in the Netherlands is forecast to be 2.75% in 2008, which remains above both the long-term average and growth levels in the rest of Europe. The fact that economic activity in the Netherlands is levelling off somewhat following the boom year 2007 is actually a blessing in disguise. These and other findings are presented in the Rabobank Economic Quarterly Report published today.

With an ultimate growth figure of 3.5%, 2007 represented the pinnacle of a period of strong economic growth in the Netherlands. The Dutch economy particularly outperformed the rest of Europe in the second half of the year. This performance was also achieved against the background of a global slowdown in growth. There is consequently no cause for panic now that this growth is beginning to level off somewhat. On the contrary, the Rabo economists state that: Considering the shortages in the labour market and the related rising wage costs and inflation, the Netherlands could actually benefit from a slight cool-down.

There are, however, dark clouds looming worldwide. An isolated problem in the U.S. market for home mortgages has ballooned into a global financial crisis. The U.S. economy is teetering on the edge of recession due to falling house prices, a faltering financial system and sharply decreased consumer confidence. This will translate into lower growth in the rest of the world via international trade.

This will also cause the growth of European economies to slow down somewhat, although the conditions will vary considerably from country to country. The Southern European countries are generally expected to perform the worst. The Rabo economists are currently not of the opinion that Europe will go into a recession.

Inflation
Inflation is under upward pressure in both the U.S. and the EU, primarily due to high raw material prices. The Netherlands will also not escape the global growth slowdown, although, as mentioned above, the country will still continue to achieve above-average performance.

The Rabo economists do, however, believe it is crucial that the Dutch government creates substantial budget surpluses. 'Doing nothing' in combination with rising staff and health care costs could cause the Indian summer that the Dutch economy is presently enjoying to turn suddenly into a turbulent autumn storm.

The March edition of the Economic Quarterly Report furthermore features a broad international scope. Not only the Eurozone and the United States are examined in greater detail than in the past, the Rabo economists now also closely examine the situation in Japan, China, Italy and Spain.

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Opportunities emerging in a finely balanced year for NZ farmers – industry report

13-3-2008 | Other news

The outlook for New Zealand agriculture in 2008 is finely balanced, according to Rabobank's recently released New Zealand Agriculture in Focus Report. Despite a high dollar, increasing input costs, high interest rates and a slowing domestic economy, there is optimism that an emerging soft commodity boom will create opportunities for New Zealand's farmers.

The annual outlook from Rabobank says that an unprecedented rise in global staple agricultural commodity prices was witnessed in 2007, creating significant optimism entering 2008 and a growing belief that global demand will exceed supply for some time, keeping prices strong.

Report co-author and Rabobank head of Food and Agribusiness Research and Advisory, Bill Cordingley, says the fortunes of New Zealand's agriculture sector became more diverse in 2007. "The dairy sector experienced the strongest prices ever, wine exports enjoyed another record year, and the deer industry saw good signs in terms of higher prices on the back of sharply lower production and improving global demand," Mr Cordingley said.
However, other sectors including sheep, beef and horticulture languished under various pressures, including soft global demand, excess processing capacity and a continually high New Zealand dollar. "These sectors also felt the full brunt of increasing input costs and interest rates, while contending with unseasonably dry conditions in some regions," Mr Cordingley said.

Highlights:

Both demand and supply conditions produce price boom

Inflationary pressure eases

Food inflation on government agendas

Climate change a consideration

Volatility a continued theme for 2008

Read the full media release

Media release NZ farmers industry report

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Drought saps New Zealand farmer confidence

17-3-2008 | Other news

Dry weather conditions and a high Kiwi dollar have seen a sharp decline recorded in the latest New Zealand farmer confidence levels. The latest bi-monthly Rabobank/Nielsen Rural Confidence Survey – taken across New Zealand last month – showed the number of farmers expecting the rural economy to worsen in the coming months had climbed to 38 per cent, compared to 22 per cent in the previous survey. Just 15 per cent of farmers surveyed expected the economy to improve, a significant drop from 34 per cent who had an optimistic outlook last survey.

Results at a Glance

- Rural confidence has declined significantly in the latest survey period.
- Dairy farmer confidence has fallen the most sharply of all the sectors.
- Beef and sheep farmer confidence has also experienced significant falls.
- One third of farmers expect farm incomes to drop.

These results follow the previous survey – taken in December last year – which had shown the first downturn in rural confidence levels seen in New Zealand in 12 months.

Rabobank general manager Rural New Zealand Ben Russell said key drivers of the decline in confidence were prolonged drought afflicting many parts of the country and the strengthening exchange rate. Easing dairy commodity prices were also influencing dairy farmer sentiment.

Dairy farmer confidence had fallen the most sharply out of all farmers surveyed. Only 15 per cent of dairy producers expected the economy to improve (compared to 59 per cent in the previous survey), while 31 per cent expected conditions to worsen (up from just six per cent previously).

Mr Russell said while payout expectations remain firm for the nation's dairy farmers, the easing in international dairy commodity prices – coupled with drought and the high exchange rate – would be impacting sentiment.

"International dairy commodity prices have declined by around three per cent since the end of 2007, although drops have been sharper for skim milk powder," Mr Russell said. "However, in New Zealand dollar terms the reduction has been greater, at close to 10 per cent."

Mr Russell said the dry weather in many parts of the country was negatively impacting rural confidence in all sectors, but particularly beef.

Beef farmer confidence also fell significantly, with 45 per cent expecting the rural economy to worsen (compared to 29 per cent in the previous survey) and only nine per cent expecting conditions to improve (down from 20 per cent previously).

"The drop in beef farmer confidence is likely to be closely linked to weather conditions, which have been extremely dry in many key beef-growing regions, particularly in the North Island", he said. "Lacklustre pricing due to the currency is also an issue for the beef sector."

Mr Russell noted that February is traditionally a low point for sheep and beef farmer confidence as farm gate prices are typically lowest during the peak part of the processing season when stock throughput is plentiful.

The strengthening New Zealand dollar was also taking its toll on farmers, particularly when it has been at or above the US 80 cent mark.

"The strengthening exchange rate we have seen in the past two months has been dampening returns from farm exports," he said. "And with little prospect of the currency easing in the near future, this is having a significant impact on farmer confidence."

The latest Rabobank/Nielsen survey showed that farmers' income expectations had also declined further from a drop recorded in the previous survey. Overall, more than one third (37 per cent) of producers expected their gross farm incomes to decrease in the coming 12 months. This compared to 27 per cent with that expectation last survey and only 15 per cent in the survey taken in October 2007. However, the majority of farmers are expecting to maintain or increase their farm income over the next year with 31 per cent anticipating an increase and a further 31 per cent expecting no change.

Beef and sheep farmers were particularly pessimistic about their earnings outlook. Nearly half of beef farmers (49 per cent) expected lower incomes, with 45 per cent of sheep farmers also having that expectation.

Dairy farmers have also moderated their income expectations given commodity prices and climatic conditions. While 49 per cent of dairy farmers anticipated higher incomes over the coming 12 months, this is a reduction from 83 per cent in the last survey and 93 per cent in the October survey.

Mr Russell said income expectations were generally shown to be lower in regions that had been impacted by dry conditions, with more farmers in Waikato, King Country, East Coast and Taranaki expecting lower incomes than in other regions.

Overall, farmers' investment intentions were also down, with one fifth of the country's farmers expecting to reduce their on-farm investment over the next 12 months, although most farmers (60 per cent) intend to hold their current investment levels. More than a quarter of sheep and beef farmers expect to reduce investment in their farm businesses.

The latest survey also showed farmers are not expecting a reprieve from the current high interest rate environment any time soon. A total of 45 per cent of farmers are expecting a further increase in rates in the coming 12 months, while only five per cent are expecting rates to ease.

The bi-monthly Rabobank/Nielsen Rural Confidence Survey is the only study of its type in New Zealand. A panel of 752 farmers across New Zealand was surveyed in the last survey period.

Read the full media release in pdf

Drought saps NZ farmer confidence

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Rabobank announces successful sale of remaining assets of Structured Investment Vehicle Tango Finance

18-3-2008 | Press Release

Rabobank has today announced that all the remaining assets of Tango Finance Limited (Tango), a Structured Investment Vehicle (SIV), have now been sold. The proceeds of these sales will be used to repay senior debt and, as a consequence, the ratings of Tango's senior notes have been reaffirmed at AAA/Aaa long term and A1+/P1 short term, by Moody's and S&P.

In order that Tango may now be wound down in an orderly way and in the manner envisaged under the programme documents, Tango has now entered into Defeasance, the final stage of the process that was announced in December 2007.

Sipko Schat, a member of the Executive Board of Rabobank Nederland, said: "Rabobank has successfully concluded an orderly sale of Tango's assets as envisaged in December last year. This prepares the way for unwinding Tango and the repayment of senior liabilities, underlining Rabobank's consistent and ongoing commitment to its clients and to the wider market throughout these difficult times."

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New Zealand's meat industry needs to adapt to change

27-3-2008 | Other news

New Zealand meat producers and processors are facing unprecedented shifts in demand and supply and increasingly volatile commodity cycles are forcing them to innovate and seek new efficiencies. The recently published Rabobank F&A Industry Report focuses on how demand and agricultural conditions are affecting New Zealand's meat export.

Demand for New Zealand's meat exports is increasing, but supply is under pressure. The report's author, Rabobank senior analyst Hayley Moynihan, states: "Consumers in New Zealand's premium export markets are demanding enhanced product attributes, yet growth in meat demand is accelerating fastest in markets for lower value meat products. With lower New Zealand production levels, the industry will face increasing pressure to choose between a focus on high value markets or expanding exports into new emerging markets for commodity proteins."

Costs increasing faster than prices
The competitive grass-based New Zealand pastoral farming model is being challenged by rising land and farm input costs. "Lower production costs have proved successful for New Zealand's exports; however the gap appears to be narrowing," says Ms Moynihan. "Cost competitiveness can no longer be relied upon in export markets and so other forms of product differentiation are required."

Grappling with the impact of the government's climate change policy and the implementation of an Emissions Trading Scheme (ETS) will also ensure an increased focus on livestock emissions and environmental costs. "The additional costs that New Zealand's farmers will bear to comply with new regulatory targets will be unavoidable," says Ms Moynihan.

On the other hand, the meat sector is unlikely to see the same sharp boom in prices that has been witnessed in other agricultural commodities, due to relatively long production cycles and the ability of consumers to switch between categories and products across the meat sector.

"However, prices will need to increase in order for production to be maintained at current levels within this higher-cost environment or producers will cut back output to remain economically viable," Ms Moynihan says. "To this extent, a more gradual firming of meat prices is likely."

Different market needs
"Changing consumer trends in meat consumption and international market conditions have added complexity, but many of the required attributes fit New Zealand products well," states Ms Moynihan. "The challenge for the New Zealand industry is to determine which market opportunities to focus on and how to best meet those market needs in the face of lower production levels."

Conclusions
Rabobank expects New Zealand's export meat volumes to decline during 2008 and 2009, with supplies of beef, lamb and venison all likely to reduce as herd or flock sizes declines.
Despite the above, international market conditions for New Zealand's meat products are largely favourable, and should offer opportunities for improved profitability for New Zealand farmers in the medium to long term.

Background

Rabobank New Zealand is a part of the international Rabobank Group and is one of New Zealand's leading rural lenders and a significant provider of business and corporate banking and financial services to the country's food and agribusiness sector. The bank has 29 branches throughout the country.

More information

Rabobank New Zealand website

Food & Agribusiness Research

Full media release New Zealand meat industry report

Rabobank

Rabobank in business

Rain on the horizon peaks Australian farmers confidence

31-3-2008 | Other news

Australian rural confidence has rebounded strongly this quarter as promising early summer rainfall and favourable commodity prices have fuelled farmer optimism, according to the latest Rabobank Rural Confidence Survey.

The increase is one of the largest jumps in rural confidence in the survey's eight year history, however it is expected that sentiment will deteriorate if further widespread rain is not forthcoming over the autumn months.

Results at a Glance:

Australian farmer confidence has rebounded strongly.

Expectations of favourable seasonal conditions – along with strengthening commodity prices – had the biggest impact on confidence levels.

Sentiment has strengthened in all states and all sectors, with the exception of Tasmania which is still facing drought conditions across much of the state.

Income expectations and investment intentions have also increased.

60 per cent of farmers indicated some concern that global warming would affect the future viability of their farm business.

"Favourable long-term weather forecasts along with promising summer rainfall in many parts of the country has provided encouraging signs for farmers that the coming season could be a good one," said Rabobank General Manager Rural Australia Peter Knoblanche.

However, Knoblanche cautioned that the strong rebound in confidence seen this quarter should not be mistaken as a sign that Australian farmers had recovered from drought.

"Farmers are still relying on a good autumn break with significant follow-up rain to come, which is going to be essential for them to have a reasonable season ahead and also to impact on confidence levels in the longer term," he said.

"Farmers are generally taking the view that higher input costs, particularly fertiliser, can be absorbed and strong profits will still result if normal seasonal conditions prevail, given commodity prices remain at or near current levels," said Knoblanche.

The Rabobank Rural Confidence Survey has been conducted since 2000 by an independent research organisation interviewing an average of more than 1200 farmers throughout Australia each quarter. The next results will be released in May 2008.

Read the full media release

Media release Australian Rural Confidence Survey March 2008

RECEIVED
2008 APR 17 P 12:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1868A

TRANCHE NO.: 1

EUR75,000,000 Floating Rate Notes 2008 due 25 March 2011 (the "Notes")

Morgan Stanley

The date of these Final Terms is 20 March 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 14 May 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1868A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR75,000,000
	(ii)	Tranche:	EUR75,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denomination:		EUR50,000
7	(i)	Issue Date:	25 March 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		The Specified Interest Payment Date falling on or nearest to 25 March 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Three month EURIBOR + the Margin Floating Rate (further particulars specified

		below).
11	Redemption Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date. For the avoidance of doubt, there will be (i) a short first Interest Period beginning on and including the Issue Date and ending on but excluding the first Specified Interest Payment Date (the "Short First Coupon") and (ii) a short final Interest Period beginning on and including 20 March 2011 and ending on but excluding 25 March 2011 (the "Short Last Coupon")
	(ii) Specified Interest Payment Dates:	20 June, 20 September, 20 December and 20 March in each year, commencing on 20 June 2008 up to and including 25 March 2011
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	Not Applicable
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(v) Interest Period Date(s):	Not Applicable
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation	Not Applicable

	Agent):	
(viii)	Screen Rate Determination (Condition 1(a)):	
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
-	Floating Rate Option:	EUR-EURIBOR-Reuters
-	Designated Maturity:	Three (3) months, provided that: the Designated Maturity in respect of the Short First Coupon will be the interpolation between two (2) and three (3) months and the Designated Maturity in respect of the Short Last Coupon will be the interpolation between zero (0) and one (1) months
-	Reset Date:	Two (2) Business Days prior to each Specified Interest Payment Date
-	ISDA Definitions *(if different from those set out in the Conditions)*:	Not Applicable
(x)	Margin(s):	+ 0.17 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	EUR50,000 per Note of EUR50,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)B, save in respect of the wording 'nor to any interest or other sum in respect of such early or postponed payment', which is deemed to be deleted.
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	[Not Applicable]
	(iii)	Manager's Commission:	[Not Applicable]
37	If non-syndicated, name and address of Dealer:		Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 25 March 2008.
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,645

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSD's as common

		safekeeper and does not necessarily mean that the Notes will be recognised as *eligible* collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the European eligibility criteria.
(ii)	ISIN Code:	XS0353814147
(iii)	Common Code:	035381414
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	A0T579
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB

6 General

Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights	Not Applicable

not exercised:

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1534A
TRANCHE NO: 5

AUD 50,000,000 5.50 per cent. Notes 2008 due 27 January 2010 (the "Notes") (to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006, the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007 and the AUD 100,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued 25 January 2008)

Issue Price: 99.03 per cent.

(plus 53 days' accrued interest from

and including 27 January 2008 to but excluding 20 March 2008)

TD Securities

The date of these Final Terms is 18 March 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the offering circular dated dated 11 July 2005, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, the supplemental Offering Circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and the supplemental Offering Circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000 (together, the "**2005 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the 2005 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2005 Offering Circular and the Offering Circular dated 14 May 2007. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars and the supplemental Offering Circulars, contains all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1534A
	(ii)	Tranche Number:	5
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible	(to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006, the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007 and the AUD 100,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued 25 January 2008)

3	Specified Currency or Currencies:		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 550,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		99.03 per cent. of the Aggregate Nominal Amount plus 53 days' accrued interest from and including 27 January 2008 to but excluding 20 March 2008
6	Specified Denominations:		AUD 1,000
7	(i)	Issue Date:	20 March 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 January 2008
8	Maturity Date:		27 January 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 January in each year commencing on 27 January 2009 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	AUD 55 per AUD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		AUD 1,000 per Note of AUD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
		Upon issue of the Temporary Global Note, the Temporary ISIN, Temporary Common Code and Temporary WKN will be those set out in paragraphs 11(i)(a), 11(ii)(a), and 11(v)(a) of Part B of these Final Terms.
		Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006, the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007 and the AUD 100,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued 25 January 2008, and the ISIN, Common Code and WKN will be those set out in paragraphs 11(i)(b), 11(ii)(b) and 11(v)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Manager' Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	None
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken	Not Applicable

	following approval by an Extraordinary Resolution in accordance with Condition 14(a):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.599079 producing a sum of (for Notes not denominated in Euro):	Euro 29,953,950
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 20 March 2008 The Notes are to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes due 27 January 2010 issued on 30 March 2006, and the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007 and the AUD 100,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued on 25 January 2008 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote *expectations of low credit risk*. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

The Base Prospectus was approved on 14 May 2007 by the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), the competent authority in the Netherlands as the Home Member State, and has been "passported" in Italy, as Host Member State, by provided on 16 May 2007 CONSOB with the Certificate, a copy of the duly approved Base Prospectus and 18 of the Prospectus Directive and Article 10-*bis* of CONSOB Regulation 11971/99 as amended. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Base Prospectus, by the Dealer on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 49,330,724.04
(iii)	Estimated total expenses:	AUD 582,500 (comprising of AUD 20,000 Dealer's expenses and AUD 562,500 selling concession and combined management and underwriting commission)

6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	6.056 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 **Historic Interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational Information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility.	No
(ii)	(a) Temporary ISIN Code:	XS0354082157
	(b) ISIN Code:	XS0241188514
(iii)	(a) Temporary Common Code:	035408215
	(b) Common Code:	024118851
(iv)	Fondscode:	Not Applicable
(v)	(a) Temporary WKN (German security code):	A0TS15
	(b) WKN (German security code):	A0GL5U
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable
(xi)	Private Placement number:	Not Applicable

(xii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

12. General

(i)	Time period during which the offer is open:	30 days from 20 March 2008
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1545A
TRANCHE NO: 3

AUD 50,000,000 5.625 per cent. Fixed Rate Notes 2008 due 1 March 2011 (the "Notes")
(to be consolidated and form a single series with the Issuer's AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 issued on 1 March 2006 and the AUD 100,000,000 5.625 per cent. Fixed Rate Notes 2007 due 1 March 2011 issued on 23 May 2007)

TD Securities

The date of these Final Terms is 18 March 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the offering circular dated 11 July 2005, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, the supplemental Offering Circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and the supplemental Offering Circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000 (together, the "**2005 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive save in respect of the Conditions which are extracted from the 2005 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2005 Offering Circular and the Offering Circular dated 14 May 2007. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars and the supplemental Offering Circulars, contain all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and at www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1545A
	(ii)	Tranche Number:	3 (to be consolidated and form a single series with the Issuer's AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 issued on 1 March 2006 and the AUD 100,000,000 5.625 per cent. Fixed Rate Notes 2007 due 1 March 2011 issued on 23 May 2007)
3		Specified Currency or Currencies:	Australian Dollar ("AUD")

4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 350,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		98.03 per cent. of the Aggregate Nominal Amount plus 19 days' accrued interest from, and including 1 March 2008 to but excluding the Issue Date
6	Specified Denominations:		AUD 1,000 and multiples thereof
7	(i)	Issue Date:	20 March 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	1 March 2008
8	Maturity Date:		1 March 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.625 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	1 March in each year commencing on 1 March 2009 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts(s):	AUD 56.25 per AUD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Note of AUD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(a), 11(iii)(a) and 11(v)(a) of Part B of these Final Terms Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a *single series* with the Issuer's AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 issued on 1 March 2006 and the AUD 100,000,000 5.625 per cent. Fixed Rate Notes 2007 due 1 March 2011 issued on 23 May 2007 and the ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(b), 11(iii)(b) and 11(v)(b) of Part B to these Final Terms
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	*Details relating to Instalment Notes:*	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.601852 producing a sum of (for Notes not denominated in Euro):	Euro 30,092,600
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 20 March 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's Investors Service, Inc., AAA by Standard & Poor's Ratings Services and AA+ by Fitch. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

The Base Prospectus was approved on 14 May 2007 by the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), the competent authority in the Netherlands as the Home Member State, and has been "passported" in Italy, as Host Member State, by provided on 16 May 2007 CONSOB with the Certificate, a copy of the duly approved Base Prospectus and 18 of the Prospectus Directive and Article 10-*bis* of CONSOB Regulation 11971/99 as amended. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Base Prospectus, by the Dealer on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	*Banking business*
(ii)	Estimated net proceeds	AUD 48,453,904.11
(iii)	Estimated total expenses:	AUD 707,500 *(comprising of* AUD 20,000 *Dealer's* expenses and AUD 687,500 selling concession and combined management and underwriting commission)

6 Yield (*Fixed Rate Notes Only*) 6.376 per cent. per annum

Indication of yield: This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow *Eurosystem eligibility*:	No
(ii)	(a) Temporary ISIN Code:	XS0354079526
	(b) Permanent ISIN Code:	XS0243977260
(iii)	(a) Temporary Common Code:	035407952
	(b) Permanent Common Code	024397726
(iv)	Fondscode:	Not Applicable
(v)	(a) Temporary WKN (German security code)	A0TS14
	(b) Permanent WKN (German security code)	A0GNAH
(vi)	Private Placement Number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International):	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 20 March 2008
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the	Not Applicable

offer a e to be made public:

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1843A
TRANCHE NO: 1

EUR 25,000,000 Callable Floating Rate Notes 2008 due 20 March 2018 (the "Notes")

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 25 February 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

A Dutch language description of the principal terms of the Notes is contained in the Schedule hereto.

1		**Issuer:**	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)**
2	(i)	**Series Number:**	**1843A**
	(ii)	**Tranche Number:**	**1**
3		**Specified Currency or Currencies:**	**Euro ("EUR")**
4		**Aggregate Nominal Amount:**	**The Aggregate Nominal Amount of the Notes will depend on the demand for the Notes during the subscription period. Any increase or decrease will be published as soon as practicable after close of the subscription period (as further set out in Part B item 12 (vii)).**
	(i)	**Series:**	**EUR 25,000,000**
	(ii)	**Tranche:**	**EUR 25,000,000**
5		**Issue Price:**	**100.00 per cent. of the Aggregate Nominal Amount**
6		***Specified Denominations***	**EUR 1,000**
7	(i)	**Issue Date:**	**20 March 2008**
	(ii)	**Interest Commencement Date (if different from the Issue Date):**	**Not Applicable**
8		**Maturity Date:**	**Specified Interest Payment Date falling in or nearest to March 2018**
9		**Domestic Note: (If Domestic Note, there will be no gross-up for withholding tax)**	**No**

10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Provisions	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	20 March in each year, commencing on 20 March 2009 and ending on the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET

(v)	Manner in which the Rate(s) of *Interest is/are to be determined*:	The Rate of Interest shall be determined by the Calculation Agent in accordance with the following formula: (EUR 10y CMS + 110bp) * X/Y Where: "EUR 10y CMS" means the Floating Rate Option with a Designated Maturity of 10 years, where the Reset Date is two Business Days preceding the start of the relevant Interest Period; "X" means the number of calendar days in the relevant Interest Period that the Reference Spread is greater than or equal to zero; Reference Spread means the Floating Rate Option with a Designated Maturity of 30 years minus the Floating Rate Option with a Designated Maturity of 10 years; "Y" means the total number of calendar days in the relevant Interest Period; For any calendar day in the relevant Interest Period, which is not a Business Day, the Floating Rate Option will be that of the immediately preceding Business Day; The Reference Spread for the seventh calendar day prior to (but excluding) the relevant Specified Interest Payment Date shall be Reference Spread for all remaining calendar days in the relevant Interest Period.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
-	Floating Rate Option:	EUR-ISDA-EURIBOR Swap Rate-11:00
-	Designated Maturity:	10 years and 30 years as the case may be

- Reset Date:	Each Business Day
ISDA Definitions *(if different from those set out in the Conditions):*	Not Applicable
(x) Margin(s):	Not Applicable
(xi) Minimum Rate of Interest:	Not Applicable
(xii) Maximum Rate of Interest:	Not Applicable
(xiii) Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA), unadjusted
(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18 Zero Coupon Note Provisions	Not Applicable
19 Index Linked Interest Note Provisions	Not Applicable
20 Equity Linked Interest Note Provisions	Not Applicable
21 Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 Call Option	Applicable
(i) Optional Redemption Date(s):	20 March 2013
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 Specified Denomination
(iii) If redeemable in part:	Not Applicable
(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23 Put Option	Not Applicable
24 Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25 Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26 Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27 Early Redemption Amount	

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency pursuant to Condition 7(g) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	*Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:*	TARGET subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. A total fee of 4 per cent. is included in the Issue Price, which includes an upfront distribution fee to distributors of 2 per cent.

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom *If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.*
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	From and including 25 February 2008 9.00 (Amsterdam time) to and including 14 March 2008 15.00 (Amsterdam time) (as further set out in Part B item 12 (i)).

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam by NYSE Euronext:	Applicable

(i)	Numbering and letters:	Not Applicable
(ii)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,125

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstlaistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the *offer of the Notes has an interest material to the offer.*

5 **Reasons for the offer, estimated net proceeds and total expenses**

(i)	Reasons for the offer:	Banking business
(ii)	*Estimated net proceeds*	EUR 25,000,000
(iii)	Estimated total expenses:	None

6 **Yield** *(Fixed Rate Notes Only)*

Not Applicable

7 **Historic interest rates** *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters EURIBOR01.

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility	No
(ii)	ISIN Code:	XS0347680489
(iii)	Common Code:	034768048
(iv)	Fondscode:	623748
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	The offer of the Notes is expected to open at 9.00 (Amsterdam time) on 25 February 2008 and close at 15.00 (Amsterdam time) on 14 March 2008 or such earlier or later date or time as the Issuer may determine and will be announced by or on behalf of the Issuer in the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*) and in a Dutch and Belgian newspaper having national distribution in The Netherlands and Belgium. The Issuer reserves the right to withdraw, extend or alter the offer of the Notes before payment has been made on the Notes. Such withdrawal, extension or amendment will be announced in the aforementioned publications.
(ii)	Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
(iii)	Description of possibility to reduce subscriptions:	Subscriptions in excess of the Aggregate Nominal Amount shall, in principal, be honoured automatically.
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000; Maximum amount; Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	The Issuer reserves the right to increase or decrease the Aggregate Nominal Amount of the Notes to be issued. Such increase or decrease will be announced in the abovementioned publications. If the Issuer increases or decreases the Aggregate Nominal Amount the number of Notes issued will be increased or, as the case may be, decreased by a number equal to the division of the increased or, as the case may be, decreased Aggregate Nominal Amount by the Specified Denomination.
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

SCHEDULE

DUTCH LANGUAGE DESCRIPTION

NEDERLANDSTALIGE BESCHRIJVING VAN DE UITGIFTE VAN DE EUR 25,000,000 CALLABLE FLOATING RATE NOTES 2008 PER 20 MAART 2018 (RABO 30/10 Rente Clicker)

Onder het EUR 110.000.000.000 Global Medium-Term Note Programme geeft Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (hierna Rabobank Nederland) nominaal EUR 25.000.000 Callable Floating Rate Notes 2008 per 20 maart 2018 (Rabo 30/10 Rente Clicker) gerelateerd aan de 30-jaars en 10-jaars interbancaire rente (hierna de Notes) uit.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Programma Prospectus gedateerd 14 mei 2007 (hierna het Basis Prospectus) tezamen met de Engelstalige Final Terms, gedateerd 25 februari 2008 (hierna de Definitieve Voorwaarden en tezamen met het Basis Prospectus, het 'Prospectus'). Potentiële investeerders worden hierbij gewezen op de 'Risk Factors' op pagina's 9 tot en met 15 van het Prospectus. Hieronder volgt een beschrijving van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 20 maart 2008. De inschrijvingsperiode begint op 25 februari 2008 en eindigt op 14 maart 2008 om 15.00 uur (Central European Time) (hierna de Inschrijvingsperiode). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten dan wel te verlengen en om het aanbod tot uiterlijk 19 maart 2008, eind van de dag, terug te trekken dan wel aan te passen. Een dergelijke gebeurtenis zal door Rabobank Nederland in de Officiële Prijscourant en in een landelijk verspreid dagblad in Nederland en België worden gepubliceerd.

Indien de inschrijvingen op de Notes gedurende de Inschrijvingsperiode het totale nominale bedrag van EUR 25.000.000 overschrijden of onderschrijden, kan Rabobank Nederland het totale nominale bedrag verhogen respectievelijk verlagen. De toewijzing van de Notes geschiedt systematisch. Rabobank Nederland behoudt zich het recht voor om een nieuwe serie of tranche van Notes met dezelfde voorwaarden uit te geven die dooréénleverbaar zullen zijn met de thans uit te geven Notes.

De Notes worden uitgegeven tegen een uitgifteprijs van 100% luidende EUR 1.000 per Note. Potentiële kopers kunnen per Note van EUR 1.000 nominaal (hierna de Nominale Waarde) inschrijven. Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

De looptijd van de Notes is 10 jaar. De einddatum zal 20 maart 2018 (hierna de Einddatum) zijn, indien de Notes niet vervroegd zijn afgelost. Een vervroegde aflossing is mogelijk in de volgende drie gevallen:

1. in geval van wijzigingen in het Nederlandse fiscale stelsel zoals beschreven in Condition 7(c) in het Prospectus;
2. in geval van wijzigingen in of opschorting van de berekeningen van de index zoals beschreven in Condition 9(a) in het Prospectus; en
3. in geval Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. niet meer aan haar financiële verplichtingen kan voldoen zoals beschreven in Condition 13 ('Events of Default') in het Prospectus.

Bij een eventuele vervroegde aflossing als beschreven onder 1., 2. of 3. hierboven, zullen de Notes worden afgelost tegen de dan geldende marktwaarde ('fair market value'). Deze waarde kan lager zijn dan de Nominale Waarde van de Notes.

U wordt geadviseerd kennis te nemen van de bepalingen in het Prospectus met betrekking tot vervroegde aflossing. Zie hiervoor Condition 7(c), 9(a) en 13 in het Prospectus.

Daarnaast heeft Rabobank Nederland eenmalig het recht om de Obligatie vervroegd af te lossen op 20 maart 2013 tegen 100% van de Nominale Waarde. Indien zij het besluit hiertoe neemt wordt dit kenbaar gemaakt op 13 maart 2013.

Alle berekeningen vanwege de Notes worden berekend door de daarvoor aangewezen agent ('Calculation Agent').

Rentevergoeding:

De hoogte van de rentevergoeding is afhankelijk van de ontwikkeling van het renteverschil tussen de 30-jaars en 10-jaars rente. Met de 10-jaars en 30-jaars rente wordt de Euro Interest Rate Swaprente (IRS), ofwel de Interbancaire rente, voor 10 en respectievelijk 30 jaar bedoeld. Dit is de rente waartegen banken geld aan elkaar uitlenen. De Euro IRS rente bestaat sinds januari 1999.

De rentevergoeding wordt éénmaal per jaar uitbetaald. De hoogte van deze rentevergoeding is afhankelijk van de ontwikkeling van het renteverschil tussen de 30-jaars en 10-jaars rente. De maximale rente vergoeding bestaat uit de jaarlijks vast te stellen 10-jaars rente plus 1,10% en zal jaarlijks opnieuw worden vastgesteld. De maximale rentevergoeding wordt betaald over de dagen waarop de 30-jaars rente gelijk is aan danwel hoger is dan de 10-jaars rente. De maximale rentevergoeding zal jaarlijks twee werkdagen voorafgaand aan de nieuwe couponperiode worden vastgesteld.

Vaststelling van de 30-jaars en de 10-jaars rente vindt alleen plaats op TARGET settlement dagen. Aan dagen die geen Target settlement kennen, wordt de laatstelijk vastgestelde waarde toegekend. De waarde gemeten op zeven kalenderdagen voor betaling van de komende couponbetaling, zal worden toegepast voor de dagen tot aan de eerst volgende couponbetaling. Het totaal aantal dagen waarbij aan de voorwaarde dat de 30-jaars rente minimaal gelijk is aan de 10-jaars rente wordt voldaan, wordt vervolgens gedeeld door het totaal aantal dagen in het jaar van de desbetreffende couponperiode. De uitkomst hiervan zal worden vermenigvuldigd met de maximale rentevergoeding. De nominale waarde per Obligatie maal deze rentevergoeding zal per Obligatie worden uitbetaald op de desbetreffende coupondatum.

Een aanvraag tot notering aan Euronext Amsterdam by NYSE Euronext is ingediend.

Deze beschrijving betreft de voornaamste kenmerken van de Obligatie. Het Prospectus is evenwel beslissend. Deze tekst is in de Nederlandse taal opgesteld om zo nauwkeurig als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de EngelstaligADocumentatie. Bij onderlinge verschillen tussen het Prospectus en deze Nederlandstalige beschrijving zal het Prospectus doorslaggevend zijn.

Het Prospectus is kosteloos verkrijgbaar ten kantore van Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht.

END